Exhibit 99.1

For immediate release Chennai, India, April 24, 2018

Sify reports Revenues of INR 20686 Million for Financial Year 2017-18

EBITDA for the Year stood at INR 2856 Million

Board has recommended a dividend of 12%

PERFORMANCE HIGHLIGHTS:

•	Revenue for the Year was INR 20686 Million, an increase of 12% over last year.

•	EBITDA for the Year was INR 2856 Million, an increase of 11% over last year.

•	Net Profit for the Year was INR 924 Million, an increase of 44% over last year.

•	CAPEX for the year was INR 1888 Million.

•	Cash balance at the end of the Year was INR 2275 Million.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated Income Statement as per IFRS
(In INR millions)

	Quarter ended	Quarter ended	Year ended	Year ended
	March	March	March	March
Description	2018	2017	2018	2017
				(Audited)
Revenue	6,062	5,235	20,686	18,432
Cost of Revenues	(4,093)	(3,409)	(13,435)	(11,870)
Selling, General and Administrative Expenses	(1,231)	(1,213)	(4,395)	(3,991)

EBITDA	738	613	2,856	2,571

Depreciation and Amortisation expense	(374)	(445)	(1,755)	(1,759)
Net Finance Expenses	(139)	(41)	(367)	(315)
Other Income	36	59	190	146

Profit before tax	261	186	924	643
Income tax expense	(0)	(1)	(0)	(1)
Profit for the period	261	185	924	642

Profit attributable to:
Reconciliation with Non-GAAP measure
Profit for the period	261	185	924	642
Add:
Depreciation and Amortisation expense	374	445	1,755	1,759
Net Finance Expenses	139	41	367	315
Income tax expense	0	1	0	1
Less:
Other Income	(36)	(59)	(190)	(146)
EBITDA	738	613	2,856	2,571

Mr. Raju Vegesna, Chairman, said, “I am pleased to note that Sify has emerged as a competitive service provider for both Indian Enterprises and incoming global MNCs. This points to the maturity of our service portfolio, its flexibility and the strong fit to the unique challenges of the Indian market.

In India, the volume and traction of Digital Transformation projects, both by the Public and Private Enterprises, continues to fuel new opportunities for Sify.”

Mr. Kamal Nath, CEO, said, "We have continued our growth in revenue, profitability and new order book based on our growth in Data Center Centric IT Services and ICT Transformation services. We have been able to establish ourselves as a credible partner for our clients in “consumption” as well as “build” model of IT & Communications services. We would continue to expand our portfolio around “Cloud@core” theme across all our business lines. We believe our next level of growth will be centred around the growth of our “Cloud@core” service lines.”

Mr. M P Vijay Kumar, CFO, said, “We close the year with a very strong quarter and significant increase in revenue. We continue to make selective investments in both infrastructure and tools. To leverage our existing infrastructure investment, we are focusing on bundling our DC centric IT services with our WAN and DC infrastructure, a strategy that is beginning to yield results.

The Board has recommended a dividend of 12% subject to approval from shareholders.

Cash balance at the end of the year was INR 2275 Million”

BUSINESS HIGHLIGHTS

Telecom-centric services - Comprises managed data services on our domestic and international network and termination of voice calls over IP in our domestic and international partner networks.

•	Revenue for the data and managed services business for the year FY17-18 grew by 9% over the previous year, while reduction in revenue from India voice termination, due to reduction in IUC charges, resulted in the overall Telecom revenue falling by 2% over last year.

•	Sify added a total of 803 new telecom-centric services customers during the year.

•	The last quarter of the year saw a major network transformation win in the FSI category.

•	Sify won a contract for network services in Nepal, which is the first in this geography and opens up the potential to cater to the SAARC countries sharing a border with India.

•	Sify’s hyperscale network strategy continues to see success with a terabit scale solution for a large global content player and repeat orders from existing cloud and CDN providers.

•	Sify secured contracts for Managed WiFi and Security services across FSI, Manufacturing and ITeS verticals.

•	Sify successfully incubated a service model for ‘Internet of Things’ and has seen early wins in this category.

•	Sify signed up several PSU banks across all regions. The other significant contracts were in the eCommerce category and multiple digital native customers.

•	Sify also concluded network and security managed services contracts with customers from the logistics and manufacturing verticals.

•	Sify’s wireless data network was further augmented with the addition of over 200 base stations across the country.

•	Sify deployed a Nx100G backbone network in Mumbai to support high bandwidth addition across infrastructure and customer domains.

•	Earlier in the year, Sify established a neutral IX in partnership with AMS-IX to support the growth of the Internet eco-system in India. This quarter, Sify expanded its IX coverage to three locations in Mumbai.

•	The business established a category of services to address the digital “Cloud First, Mobile First” enterprise.

•	The business all completed successful trials of SD-WAN led technologies and is poised to cater to the “Cloud Centric” WANs of tomorrow.

Data Center-centric IT services - Comprises managed colocation services at Sify’s six concurrently-maintainable data centers, cloud services, application-led services and technology integration-led services

•	Revenue from Data Center-centric IT services grew 30% over last year.

•	Sify added 177 new clients across all Data Center centric IT services.

•	A large private general insurance company signed a multi-year DC and DR outsourcing contract comprising of hosting, IT Infrastructure, Managed IT and security services.

•	A private brokerage house has contracted Sify to build a Private Cloud in brokerage as a service model.

•	Multiple Public Sector banks have signed multi year contracts for network expansion, security services and data centre services.

•	An umbrella organisation for operating retail payments and settlement systems in India has contracted with Sify to expand and Build Network and Security Infrastructure.

•	A multi-national logistics company has contracted with Sify to manage its complete network and security operations.

•	A central government organization catering to IT needs of Govt of India has contracted with Sify for a complete technology refresh for their Data Centre IT Infra.

•	Another public-sector insurance company has contracted Sify for Outsourcing of the DC and DR.

•	Gartner elevated Sify to the Challenger category in Gartner’s Magic Quadrant report of Hybrid Cloud provider APAC 2017.

•	Sify also won the CIO Choice award for Best Data Center Solutions for 2017.

•	Sify has augmented the Cloud and Managed services portfolio by including leading products and tools like CISCO ACI DC fabric, IBM All flash storage and Service Now.

•	Sify’s iTest platform successfully delivered 20 million assessments in FY 2017-18.

•	Sify continues to demonstrate the ability to deliver large scale projects, with multiple successful handovers, including a DC, DR and Data Center transformation for a housing finance company, a large DC Build for a public-sector oil company, a significant WAN roll out for a large public-sector insurance company across 1000 branches and commissioning of a Data Center for a Central government organisation.

About Sify Technologies

Sify Technologies Limited (NASDAQ NM: SIFY), is an acknowledged ICT leader in the Telecom and Data Center centric IT services space with global delivery capabilities. Among the very few Enterprise class players in India, Sify, today has presence in more than 1550 cities in India and offices in North America, United Kingdom and Singapore.

More than 8500 Enterprises access Sify’s IT services that’s focused on the Data Center and Cloud platform and connected through India’s largest MPLS network. As a truly converged ICT solutions and services provider, Sify is the preferred IT Services partner with a full suite of services ranging from Telecom connectivity services to Data Center transformation services along with Application and Security Services delivered on the same infrastructure.

Sify, Sify Technologies and www.sifytechnologies.com are registered trademarks of Sify Technologies Limited

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2017, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact:

Sify Technologies Limited Mr. Praveen Krishna Investor Relations & Public Relations +91 44 22540777 (ext.2055) praveen.krishna@sifycorp.com	20:20 Media Nikhila Kesavan +91 9840124036 nikhila.kesavan@2020msl.com	Grayling Investor Relations Shiwei Yin +1-646-284-9474 Shiwei.Yin@grayling.com